SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

CANANDAIGUA NATIONAL CORPORATION

(Name of Issuer)

CANANDAIGUA NATIONAL CORPORATION

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

137143103

(CUSIP Number of Class of Securities)

Frank H. Hamlin, III

President and Chief Executive Officer
72 South Main Street

Canandaigua, New York 14424
(585) 394-4260

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Deborah J. McLean, Esq.

John D. Moragne, Esq.

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

(585) 263-1307

Facsimile: (866) 947-0724

This statement is filed in connection with (check the appropriate box):

☐

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation

14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☒

c.

A tender offer.

☐

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$3,735,039	$509.46

*

Calculated solely for the purpose of determining the filing fee, which was based upon the tender offer price of $161.00 per share for the eligible common stock as of June 26, 2013 multiplied by our estimate of the maximum number of shares to be purchased (23,199).

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:

N/A

Form or Registration No.:

N/A

Filing Party:

N/A

Date Filed:

N/A

ITEM 1. SUMMARY TERM SHEET

The information set forth under “Summary of Terms” and “Questions and Answers” in the Offer to Purchase for Cash dated July 1, 2013 (the “Offer to Purchase”), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)

The name of the issuer is Canandaigua National Corporation (the “Company”). The Company’s principal executive office is located at 72 South Main Street, Canandaigua, New York 14424, and its business telephone number is (585) 394-4260.

(b)

The offer described in the Offer to Purchase is to acquire shares of the Company’s common stock, par value $5.00 per share (“Common Stock”) from holders of 99 or fewer shares. As of June 26, 2013, the Company had 1,895,413 shares of Common Stock issued and outstanding.

(c)

The information regarding the trading market and price of the Common Stock required by this Item is set forth under “Information About the Company—Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.

(d)

The information regarding dividends on the Common Stock required by this Item is set forth under “Information About the Company—Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.

(e)

The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f)

Except as described under “Information About the Company—Prior Stock Purchases” in the Offer to Purchase, incorporated herein by reference, the Company has not purchased any of its Common Stock in the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13e-3 relates is the issuer, Canandaigua National Corporation. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling shareholder of the Company are follows:

Richard C. Fox

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Daniel P. Fuller

Director and Vice-Chairman of the Board

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Frank H. Hamlin, III

Director, Chief Executive Officer and President

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

George W. Hamlin, IV

Director, Chairman of the Board

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Stephen D. Hamlin

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Richard P. Miller, Jr.

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

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Robert G. Sheridan

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Caroline C. Shipley

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Sue S. Stewart

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Alan J. Stone

Director

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Gary L. Babbitt

Executive Vice President(1)

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Joseph L. Dugan

Executive Vice President(2)

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Lawrence A. Heilbronner

Executive Vice President, Chief Financial Officer and Cashier

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Gregory S. MacKay

Treasurer and Senior Vice President

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Karen C. Serinis

Executive Vice President(1)

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

Steven H. Swartout, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

(1)

Officer of Canandaigua National Bank and Trust Company (the “Bank”) only.

(2)

Officer of Subsidiary Bank since 2001, President and CEO of Genesee Valley Trust Company since January 2011, President of Canandaigua National Trust Company of Florida since 2011, and President of WBI OBS Financial, LLC since 2011.

(b) Not Applicable

(c)(1) The principal occupation and business of each individual named in Item 3(a) required by this Item is set forth under “Information About the Company—Management Information” in the Offer to Purchase and incorporated herein by reference.

(c)(2) The historical business information regarding each individual named in Item 3(a) required by this Item is set forth under “Information About the Company—Management Information” in the Offer to Purchase and incorporated herein by reference.

(c)(3) None of the individuals listed in Item 3(c)(1) and (c)(2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

(c)(4) No individual named in Item 3(c)(1) and (c)(2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(5) Each of the individuals named in this Item 3(c) is a citizen of the United States.

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ITEM 4. TERMS OF THE TRANSACTION.

(a) The material terms of the transaction which is the subject of this statement (the “Tender Offer”) required by this item is set forth under “Summary of Terms”, “Questions and Answers”, “Special Factors” and “Terms of the Offer” in the Offer to Purchase and incorporated herein by reference.

(c)

This Tender Offer is available only to those record holders and beneficial owners of the Company’s Common Stock who own 99 shares or fewer (i.e., odd lot shareholders), and is not open to all holders of the Company’s Common Stock.

(d)

Dissenting shareholders are not entitled to any appraisal or dissenters’ rights under New York law as a result of the odd-lot Tender Offer.

(e)

Holders of Common Stock are entitled to access certain of the Company’s corporate records in the manner permitted by applicable federal and New York state law; however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f)

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase entitled “Information About the Company—Beneficial Ownership of Directors and Executive Officers” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1) Not applicable.

(a)(2) The information included in the Offer to Purchase entitled “Information About the Company—Certain Transactions with Related Persons” is incorporated herein by reference.

(b)

Not applicable.

(c)

Not applicable.

(e)

The information set forth in the Offer to Purchase entitled “Information About the Company—Beneficial Ownership of Directors and Executive Officers” is incorporated herein by reference. Information regarding the Company’s equity compensation plans and option and other equity compensation arrangements with the Company’s directors and officers is described in the Company’s definitive Proxy Statement dated March 7, 2013, and filed with the SEC on March 4, 2013, in connection with the Company’s Annual Meeting of Stockholders held on April 24, 2013, and is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The shares of Common Stock purchased in this Offer will be held in treasury by the Company. The information in the “Offer to Purchase” under the heading “Special Factors—Effects of the Tender Offer” is incorporated herein by reference.

(c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors—Purposes of the Offer” and “Special Factors—Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

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ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors—Background of Tender Offer”, and “Special Factors—Purposes of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)

The information set forth in “Special Factors—Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(c)

The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors—Background of Tender Offer”, “Special Factors—Purposes of the Offer” and “Special Factors—Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(d)

The information set forth in “Summary of Terms”, “Special Factors—Purposes of the Offer”, “Special Factors—Effects of the Tender Offer” and “Special Factors—Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)

The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(b)

The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(c)

The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(d)

The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e)

The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(f)

The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all or substantially part of the assets of the Company or (iii) purchase of the Company’s securities that would enable the holder to exercise control of the Company.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)

The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase.

(b)

Not applicable.

(c)

Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)

The information set forth in “Questions and Answers,” “Terms of the Offer—General” and “Terms of the Offer—Source and Amounts of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)

Not applicable.

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(c)

The information set forth in “Terms of the Offer—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d)

Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)

The information set forth in “Information about the Company—Beneficial Ownership of Directors and Executive Officers” of the Offer to Purchase is incorporated herein by reference.

(b)

The information set forth in “Information about the Company—Prior Stock Purchases” and “Information about the Company—Recent Transactions in the Company’s Common Stock” of the Offer to Purchase is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)

The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the Tender Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell his or her common stock pursuant to the Tender Offer. The information set forth in “Information About the Company—Beneficial Ownership of Directors and Executive Officers” and “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e)

To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the odd-lot tender offer.

ITEM 13. FINANCIAL STATEMENTS.

(a)

The financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and (ii) the Company’s quarterly report on Form 10-Q for the period ending March 31, 2013, as filed with the SEC, are incorporated herein by reference. The information included in “Information About the Company—Summary Consolidated Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

(b)

No pro forma financial statements are included in this statement or in the Offer to Purchase as the Tender Offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)

The information included in “Information About the Company—Summary Consolidated Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The Company’s Senior Vice President, Richard H. Hawks, Jr., will act as Information Agent for the Offer. Mr. Hawks will receive no separate compensation for serving in such capacity. The Canandaigua National Bank and Trust Company will be acting as transfer agent for the Offer. The Information Agent has not been authorized to make any solicitation or recommendation in or with respect to this Offer. The information included in “Additional Information” in the Offer to Purchase is incorporated herein by reference.

(b)

Employees of the Company may perform administrative tasks in connection with the Offer, but will not be separately compensated for such services.

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ITEM 15. ADDITIONAL INFORMATION.

(b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit No.

Description

16(a)(1)(i)

Offer to Purchase

16(a)(1)(ii)

Letter of Transmittal

16(a)(1)(iii)

Form of Lost Stock Affidavit

16(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(vi)

Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(vii)

Form of Notice of Guaranteed Delivery

16(a)(1)(viii)

Letter to Eligible Shareholders from Frank H. Hamlin, III, President and Chief Executive Officer, dated July 1, 2013.

16(a)(1)(ix)

Letter to All Shareholders from Frank H. Hamlin, III, President and Chief Executive Officer, dated July 1, 2013.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANANDAIGUA NATIONAL CORPORATION

By: /s/ Frank H. Hamlin, III

Frank H. Hamlin, III

President and Chief Executive Officer

Dated: July 1, 2013

CANANDAIGUA NATIONAL CORPORATION

OFFER TO PURCHASE FOR CASH

ALL SHARES OF ITS COMMON STOCK HELD BY HOLDERS OF
99 OR FEWER SHARES

FOR A PURCHASE PRICE OF $161.00 PER SHARE

PLUS A $50 PER SHAREHOLDER BONUS PAYMENT

This Offer to Purchase will expire at 5:00 p.m. Eastern Time on August 12, 2013, unless the Offer is extended or earlier terminated.

INTRODUCTION

Canandaigua National Corporation (the “Company,” “us,” “we,” “our,” or “ours”) is offering to purchase all shares of our common stock held by our shareholders who owned 99 or fewer shares as of the close of business on June 26, 2013 during the offering upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). If a shareholder owned more than 99 shares of the Company’s common stock as of the close of business on June 26, 2013, he or she is not eligible to participate in this Offer. The Offer is conditioned, as to each eligible shareholder, upon that shareholder tendering to us all of the shares of common stock held by the shareholder. Partial tenders will not be accepted.

We are offering to purchase shares of common stock held by eligible shareholders at $161.00 per share in cash. This price represents a $29.00 or 22.0% premium over the last share sales price of our common stock ($132.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on June 26, 2013, the record date. This price also represents an $18.74 or 13.2% premium over the sealed-bid auction price of our common stock ($142.26) at the last shareholder auction of our common stock on June 20, 2013. Also, if you hold of record 99 or fewer shares, which we refer to as an eligible shareholder, and you tender your shares directly to us, you will not incur any sales commission or other charges. However, if you hold shares through a broker, bank or other institution, you should consult with that broker, bank or institution to determine whether you are eligible to participate in this Offer and whether transaction costs are applicable. In addition to the $161.00 per share price, we are offering a $50.00 bonus payment to each eligible shareholder whose Letter of Transmittal and stock certificates or other documents are received prior to the expiration date of August 12, 2013.

The purpose of this Offer is to reduce the number of persons owning shares of the Company’s common stock. If, after completion of this Offer, we have fewer than 1,200 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors intends to deregister the Company’s common stock with the Securities and Exchange Commission (“SEC”) and become a private company. One result of the Company deregistering and “going private” would be that we would no longer file periodic reports required under the Exchange Act with the SEC, including, among other reports, annual reports on Forms 10-K and quarterly reports on Forms 10-Q. In addition, we would not be subject to the SEC’s proxy rules or the reporting and audit requirements adopted under the Sarbanes-Oxley of 2002 (“Sarbanes-Oxley”) with respect to public companies. The Board of Directors estimates that this could result in a significant cost savings to the Company and allow our management to focus on its regular business activities. This decision arose, in part, due to the enactment of the Jumpstart Our Business Startups (JOBS) Act in 2012, which increased the deregistration threshold for banks and bank holding companies from 300 shareholders of record to 1,200. If this Offer does not result in a reduction of the number of shareholders necessary for the Company to deregister with the SEC, the Board of Directors will consider additional alternatives to achieve that result if it remains in the Company’s best interests.

Any eligible shareholder who desires to tender all of his or her shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this Offer, in accordance with the instructions of the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or

(ii) request his broker, dealer, commercial bank, trust company or nominee to effect the transaction if the shareholder is eligible to participate in the Offer. An eligible shareholder who desires to tender his shares and whose certificates for such shares are not immediately available may tender his shares by following the procedure for guaranteed delivery set forth in the Section entitled “Terms of the Offer—Procedure for Tendering Shares—Guaranteed Delivery.”

If you have any questions regarding this Offer or need additional copies of any of the Offer documents, you should contact Richard H. Hawks, Jr., Senior Vice President, who is serving as the Information Agent for this Offer, at 72 South Main Street, Canandaigua, New York 14424, (585) 394-4260 (telephone) or toll free at (800) 724-2621; (585) 394-2749 (facsimile). You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this Offer. The Company’s principal executive office is located at 72 South Main Street, Canandaigua, New York 14424, and our telephone number is (585) 394-4260.

PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE MAKING AN
INVESTMENT DECISION.

NOTE

Neither the SEC nor any state securities commission has approved or disapproved this Offer, passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase, and any reference to the contrary is a criminal offense. In addition, no person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether shareholders should tender shares pursuant to this Tender Offer, except for the recommendation of our Board of Directors as set forth in the letter accompanying this Offer to purchase from Frank H. Hamlin, III, President and CEO, on behalf of the Board of Directors. No other person has been authorized to give any information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.

SPECIAL CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this Offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no responsibility or obligation to update any such forward-looking statements.

SUMMARY OF TERMS

This summary of terms, as well as the questions and answers that follow, highlight selected information included elsewhere in this Offer to Purchase. The summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated by reference, before making a decision to tender your shares to us. All references to the “Company,” “we,” “us,” “our,” and “ours” refer to Canandaigua National Corporation and its subsidiaries.

•

We are offering to purchase for cash all shares of our common stock held by shareholders who owned 99 or fewer shares as of the close of business on June 26, 2013, the record date. If a shareholder owned more than 99 shares of the Company’s common stock as of the close of business on June 26, 2013, he or she is not eligible to participate in this Offer. Additional information regarding the terms of the Offer is set forth in “Terms of the Offer.”

•

This Offer is only available to those shareholders who owned of record or beneficially own 99 or fewer shares on June 26, 2013, the record date. If you owned more than 99 shares of the Company’s common stock as of the close of business on June 26, 2013, you are not eligible to participate in this Offer.

•

This Offer is voluntary. Eligible shareholders may, but are not required to, tender their shares. However, eligible shareholders who wish to accept this Offer must tender all of the shares they own. Partial tenders will not be accepted.

•

The purchase price we are offering is $161.00 per share. This price represents a $29.00 or 22.0% premium over the last share sales price of our common stock ($132.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on June 26, 2013, the record date. This price also represents an $18.74 or 13.2% premium over the sealed-bid auction price of our common stock ($142.26) at the last shareholder auction of our common stock on June 20, 2013. In addition, we are offering a $50.00 bonus payment to each eligible shareholder whose Letter of Transmittal and stock certificates or other documents are received prior to August 12, 2013.

•

Eligible shareholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether you are eligible to participate in this Offer and whether transaction costs are applicable.

•

The purchase price will paid to you in cash. An electronic deposit will be made to your account with the Company or a check for the purchase price of your shares and any applicable bonus will be mailed to you promptly following the expiration of the Offer. We will not pay any interest on the purchase price during the period between when you tender your shares and the date you receive payment.

•

This Offer will expire at 5:00 p.m. Eastern Time on August 12, 2013, unless we elect to extend it or terminate it at an earlier date. In order for your shares to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See “Terms of the Offer—Expiration and Extension of the Offer; Amendment.”

•

You do not have to wait to tender your shares until after the declaration of our normal semi-annual dividend.  If we declare a common stock dividend with a record date prior to the expiration of the Offer, and you are a shareholder as of the record date of the dividend, you will receive your dividend regardless of whether you Tender your shares prior to that date.

•

You may withdraw your tender of shares at any time up until the expiration of the Offer. See “Terms of the Offer—Withdrawal Rights.” If you elect to sell your shares to us pursuant to this Offer, you will no longer be a shareholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared after this Offer is completed.

•

The sale of your shares may be a taxable transaction for United States federal income tax purposes and may also be taxable for state and local income tax purposes as well. The $50.00 bonus payment will also be taxable. See “Special Factors—Certain United States Federal Income Tax Consequences.” You should consult with your personal tax advisor before tendering your shares pursuant to this Offer.

•

If, after the completion of this Offer, the Company has fewer than 1,200 shareholders of record, we intend to deregister our common stock under the Exchange Act and become a non-reporting company. As a result, we will no longer file periodic reports with the SEC, including, among other reports, annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, we will no longer be subject to the SEC’s proxy rules or the reporting and audit requirements adopted under Sarbanes-Oxley. However, we currently intend to provide our shareholders with annual audited financial statements.

•

If we deregister our common stock under the Exchange Act, our common stock will no longer be eligible for trading on the OTC Bulletin Board. We anticipate that our common stock may be quoted on the Pink Sheets Electronic Quotation System. We also anticipate that the sealed-bid public-auctions of the Company’s common stock that have been administered by the Trust Department of The Canandaigua National Bank and Trust Company at the request of selling shareholders are likely to continue in the future; however, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after deregistration and “going private.” As a result, it may be more difficult for remaining shareholders to sell their shares. See “Special Factors—Effects of Tender Offer.”

•

Since this Offer is voluntary, and the shares will be sold at a premium to the current market price, we have not engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer.

•

Due to our status as a Financial Holding Company which owns two national banks and a New York State chartered Trust Company, we will continue to be extensively regulated by the Federal Reserve Bank of New York, the Office of the Comptroller of the Currency, and the New York State Department of Financial Services.

If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact the Information Agent or talk with your broker.

QUESTIONS AND ANSWERS

Q:

Who Is Offering to Purchase My Shares?

A:

Canandaigua National Corporation is offering to purchase shares of its common stock held by shareholders who owned 99 or fewer shares on the record date of June 26, 2013.

Q:

Am I Eligible to Participate in the Offer?

A:

You are eligible to tender your shares only if you owned 99 or fewer shares of common stock, regardless of whether you own your shares of record (i.e., in your own name) or beneficially (i.e., in “street name” held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.  For information on tendering your shares, please see the question below “How Do I Tender My Shares?”

Q:

What Will the Company Pay Me for My Shares?

A:

We are offering to pay $161.00 per share of Company common stock, in cash, without interest. In addition, we are offering a $50.00 bonus payment to everyone that submits a properly executed Letter of Transmittal and stock certificates or other documents prior to August 12, 2013.

Q:

Will I Have to Pay Brokerage Commissions?

A:

No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether you are eligible to participate in this Offer and whether any transaction costs will be incurred.

Q:

When Will I Receive My Money?

A:

An electronic deposit will be made to your designated account with the Company or a check will be mailed promptly after the expiration of the Offer. In the case of a check, please allow sufficient time for the postal service to deliver your check.

Q:

Do I Have to Tender My Shares?

A:

No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your rights as a shareholder, including the right to vote your shares and receive dividends.

Q:

Can I Tender Fewer Than All of My Shares?

A:

No. You must tender all of your shares if you wish to tender any of your shares. Partial tenders will not be accepted.

Q:

How Do I Tender My Shares?

A:

If you hold your shares “of record” (in your own name), you can tender your shares by completing and sending the enclosed Letter of Transmittal (the blue document) along with any other documents required by the Letter of Transmittal and your stock certificates to The Canandaigua National Bank and Trust Company (the “Transfer Agent”) at the address listed on the enclosed Letter of Transmittal.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you should contact them if you desire to tender your shares. You will need to provide them with the instructions as to how to tender your shares included with this package.

If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (the pink document) followed by your certificates and other documents within three (3) days.

You may also call Richard H. Hawks, Jr., the Company’s Senior Vice President, at (585) 394-4260 or toll free at (800) 724-2621 for additional information. See “Terms of Offer—Procedure for Tendering Shares” for more detailed instructions.

Q:

How Much Time Do I Have to Tender My Shares?

A:

You may tender your shares at any time until 5:00 p.m. Eastern Time on August 12, 2013. We may extend the Offer or waive any unfulfilled condition in our sole discretion.

Q:

How Will I Be Notified if the Offer Is Extended?

A:

If the Offer is extended past August 12, 2013, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern Time on the next business day after the last previously scheduled or announced expiration date.

Q:

Can I Withdraw Previously Tendered Shares?

A:

You can withdraw tendered shares at any time prior to the expiration date, August 12, 2013. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within twenty (20) business days of the expiration or extension of the Offer.

Q:

How Do I Withdraw Previously Tendered Shares?

A:

You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to The Canandaigua National Bank and Trust Company, the Transfer Agent, at the address provided at the end of this Offer to Purchase and on the Letter of Transmittal.

Q:

What if I Have Lost My Stock Certificate?

A:

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should submit a lost stock affidavit (the green document), a form of which is included with the Letter of Transmittal. This lost stock affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You may be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated. You should contact the Transfer Agent at the address and phone number listed at the end of this Offer to Purchase and the Letter of Transmittal if you have any questions on submitting a lost stock affidavit.

Q:

The Company historically declares a common stock dividend in July with payment in early August. If I tender my shares prior to the payment of the dividend, will I still receive it?

A:

Yes. You do not have to wait to tender your shares until after the declaration of a dividend. If we declare a common stock dividend with a record date prior to the expiration of the Offer, and you are a shareholder as of the record date of the dividend, you will receive your dividend regardless of whether you Tender your shares prior to that date.

Q:

What Is the Company’s Purpose in Making this Offer?

A:

We are making the Offer in order to reduce the number of shareholders of record owning the Company’s common stock. If, after this Offer, the number of shareholders of record is fewer than 1,200, we intend to deregister our common stock under the Exchange Act. As a result, we will no longer be subject to the SEC’s periodic reporting requirements or its proxy rules and regulations or the reporting and audit requirements adopted under Sarbanes-Oxley. In addition, we will no longer be subject to additional reporting and audit requirements adopted under Sarbanes-Oxley with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in significant cost savings for the Company and will permit our management to focus on its business opportunities. Also, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q:

Will the Company Remain a Public Company After the Completion of This Offer?

A:

If this Offer results in the number of our shareholders of record falling below 1,200, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 1,200 or more shareholders of record remaining, the Company’s Board of Directors will likely consider other options to reduce the number of shareholders below 1,200 and deregister if the Board determines it is in the best interests of the Company. Once the Company deregisters under the Exchange Act, we do not expect our common stock will be eligible for listing on the OTC Bulletin Board. Thereafter, we anticipate that our common stock may be quoted in the “pink sheets,” but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. As a result, it may become even more difficult for our remaining shareholders to sell their shares.

Q:

How Will the Company Pay for the Shares Offered?

A:

The Company will pay for any tendered shares out of its cash. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient paid in capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.

Q:

Can the Company Amend the Terms of the Offer?

A:

Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.

Q:

Did the Board of Directors Receive Any Fairness Opinions or Similar Reports Regarding the Fairness of the Offer?

A:

No. The Board of Directors did not receive any opinions or reports from outside financial advisors as to the fairness of this transaction to the Company or its shareholders because this is a voluntary offer for a limited number of shares at a premium above the last reported market price.

Q:

What Are the Federal Income Tax Consequences of Participating in the Offer?

A:

Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender and the $50.00 bonus payment, if applicable. Your tender of shares and receipt of the $50.00 bonus payment may also be a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. See “Special Factors—Certain United States Federal Income Tax Consequences.”

Q:

Who Can I Contact if I Have Additional Questions About the Offer?

A:

If you have any additional questions, you may contact the Information Agent, Richard H. Hawks, Jr., the Company’s Senior Vice President, at the address or telephone number set forth at the back of this Offer to Purchase.

SPECIAL FACTORS

Background of Tender Offer

Canandaigua National Corporation, (the “Company”), is a financial holding company that builds lasting customer relationships by providing comprehensive financial solutions to individuals and small businesses. The Company is headquartered in Canandaigua, New York, which is approximately 25 miles southeast of Rochester, New York.  The Company was organized on October 31, 1984, and registered under the Bank Holding Company Act of 1956, for the purpose of becoming a one-bank holding company. In November 2011, in connection with its acquisition of a majority interest in WBI OBS Financial, LLC, the parent company of OBS Holdings, Inc. (“OBS”), an investment sub-advisory company, the Company became a financial holding company.  Prior to then, in December 2007, in connection with its acquisition of Genesee Valley Trust Company, the Company became a multi-bank New York State bank holding company. The financial services company structure serves as a means of increasing the scope of banking and financial services in the market area served by The Canandaigua National Bank and Trust Company (the “Bank”). The Company’s principal operating subsidiaries are the Bank, CNB Mortgage Company (a wholly-owned subsidiary of the Bank), Genesee Valley Trust Company, and OBS. The Bank is the principal source of the Company’s operating revenue and net income.  In 2009, the Company formed a limited-purpose national trust company in the State of Florida named Canandaigua National Trust Company of Florida.

As of June 26, 2013, the record date, there were approximately 1,540 shareholders of record who owned approximately 1,895,413 shares of our common stock on the record date. However, approximately 11.1% of these shares are held by brokerage accounts in “street name”, so that the number of actual beneficial owners of common stock exceeds the number of holders of record.  All shares held by our Employee Stock Ownership Plan are held in “street name”.

There is a limited trading market for our common stock, which may be due, in part, to the relatively few number of shareholders owning the Company’s stock. While the Company’s stock is not actively traded, from time to time, shareholders sell shares to interested persons in sealed-bid public auctions administered by the Bank’s Trust Department at the request of selling shareholders. Although the Company’s common stock is not listed with a national securities exchange, it trades sporadically on the Over-the-Counter Bulletin Board System under the symbol CNND or CNND.OB.

Our limited trading market has not allowed our shareholders to recognize the primary benefit which should be available to shareholders of a publicly traded company, which is the ability to buy and sell stock in a liquid market in which accurate and timely pricing information is readily available.

Although our shareholders are provided some benefit from our being a public reporting company, we feel that our compliance with increasingly stringent reporting and auditing requirements provides many disadvantages to off-set this benefit. As a “reporting company” under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements that comply with the Exchange Act, in addition to other reports and forms from time to time. The Company is subject to increased and constantly changing regulatory requirements under Sarbanes-Oxley and Public Accounting Oversight Board (PCAOB) rules. Compliance with these SEC reporting and audit requirements and increased regulatory restrictions diverts the time of Company management and staff from other Company business. Also, as a result of these increased and changing legislative requirements, outside legal, auditing and accounting costs continue to rise and are expected to continue to rise in the future.

Smaller publicly traded institutions, such as the Company, may have more difficulty absorbing these costs and resource allocations than larger publicly traded institutions since they represent a larger portion of our revenues. The Company currently pays estimated ongoing costs approximating $250,000 per year as a public reporting company, such as compliance with filing forms 10-Q, 10-K, 8-K, and proxy statements, Guide 3 compliance reviews, certification compliance and printing costs, which the Company would not incur as a private, deregistered company. These costs include an estimate of the cost of the time and resources of the Company’s management and other employees in preparation of these reports and compliance with reporting obligations. All of these costs are expected to increase in 2013 and thereafter due to compliance and disclosure obligations. The time spent by our staff on preparation of required reports and compliance with these new regulations could be more productively spent on other business matters that bear a more direct relationship to our operations and profitability. We believe that becoming a private Company through deregistration will enhance our operating flexibility and resources to focus upon the long-range plans for the Company and needs of our customers. Also, due to our status as a Financial Holding Company which owns two national banks and a New York State chartered Trust Company, we will continue to be extensively regulated by the Federal Reserve Bank of New York, the Office of the Comptroller of the Currency (the “OCC”), and the New York State Department of Financial Services.

Purposes of the Offer

The Board of Directors has proposed the Offer for the following purposes:

•

To Become a Private Company. If at the conclusion of this Offer the number of Company shareholders of record is fewer than 1,200, the Board of Directors intends to deregister the Company’s common stock with the SEC. This will allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements will be reduced significantly. As a result, the Company’s management will be able to better focus on its business activities, including any long term business strategies as well as the needs of our customers and remaining shareholders. Also, the Company will not be subject to increasing costs associated with its compliance with the Exchange Act and additional laws and regulations resulting from Sarbanes-Oxley. If the Company continues to have more than 1,200 shareholders after this Offer is completed, the Board of Directors may explore other alternatives to reduce the number of Company shareholders to allow the Company to deregister with the SEC.

•

To Reduce Expenses Associated with Administering Small Shareholder Accounts. The expense of administering accounts of small shareholders is disproportionate to their ownership interest in the Company. As of June 26, 2013, the record date, we estimate that we had approximately 640 shareholders of record that held 99 or fewer shares and 55 shareholders who beneficially owned 99 or fewer shares. These eligible record and beneficial shareholders hold an approximate aggregate of 23,199 shares of our common stock. As a result, these odd-lot owners hold approximately 1.2 of all of our common stock. A disproportionate amount of our administrative expense relating to shareholder accounts and reporting requirements are attributable to those shareholders who individually hold less than 2% of our issued and outstanding stock. Even if the record shareholder base does not fall below 1,200, we believe that every tender by a qualified odd-lot shareholder will reduce our expenses going forward.

•

To Provide Certain Shareholders the Opportunity to Sell Shares at a Premium Without Incurring Brokerage Commissions. Currently, the trading market for our common stock is not liquid. As a result, it may be difficult for some shareholders to dispose of their shares when they choose. Shareholders holding small amounts of common stock may find it uneconomical to dispose of shares due to high selling costs, including minimum brokerage commissions which are often charged and advertising expenses for shareholders selling in a sealed-bid public auction. This Offer will permit those shareholders to directly tender small amounts of shares at a premium without paying minimum brokerage commissions.

Our Reasons for Pursuing the Odd-Lot Offer Rather Than Other Alternatives

Prior to engaging in this odd lot offer as a going private transaction, the Board considered whether maintaining the status quo would be a viable alternative. We determined that the costs associated with maintaining our reporting company status, and the expected increases in these costs in the future, were no longer justified, particularly in light of our size and resources. Other than maintaining the status quo, the Board did not seriously consider any other alternatives to reducing the number of shareholders and de-registering as a SEC reporting company. Because the Company has excess capital sufficient to repurchase all Company shares necessary to de-register its common stock with the SEC, the Board did not consider other alternatives such as selling the Company to a third party or engaging in a search for a merger partner.

Upon determining that the Company should reduce the number of its shareholders and go private, the Board of Directors concluded that this odd-lot Offer is currently the best strategy to achieve the objectives discussed in “Purposes of the Offer” above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of shareholders to fewer than 1,200. These other considerations included (i) a tender offer made available to all holders of common stock (rather than those odd lot holders owning 99 shares or fewer) and (ii) a reverse stock split or cash out merger.

Specifically, the Board of Directors investigated the possibility of making a tender offer to purchase a set number of shares of common stock from each shareholder (e.g., 100 shares per shareholder). However, it is our understanding that this proposed format of a tender offer is not permitted under the rules and regulations of the Exchange Act. The Company also considered making a tender offer for a fixed number of total shares to all Company shareholders. However, we had no assurances that this type of tender offer would not result in an over-subscription by participating shareholders. If such an offer was oversubscribed as a result of larger shareholders tendering their shares, we would be required to purchase shares from all tendering shareholders on a pro rata basis. As a result, the number of shareholders would not be reduced, and we would not accomplish our objectives. In addition, the general tender offer could ultimately prove to be more costly than the odd-lot offer.

We also considered employing a reverse stock split, cash out merger or similar transaction. Under these alternatives, shareholders who own fewer than an established number of shares would be “cashed out” and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the shareholders, the success of reducing the number of shareholders and deregistering is much more certain. However, the Board did not view this alternative as attractive as the odd-lot offer primarily because it would not be voluntary for participating shareholders. Also, a reverse stock split impacts all shareholders rather than just the target group. This would leave many shareholders holding fractional shares. Because an odd-lot tender offer avoids these disadvantages, we decided it would be the best initial strategy to reduce the number of shareholders. If, however, we are not successful in reducing the number of shareholders of record below 1,200, we may once again consider these and other alternatives.

Following extensive discussions of these alternatives at the Board’s May and June 2013 meetings, the Board considered a formal proposal by our management and the terms of an odd-lot tender offer at its June 12, 2013 meeting. At that June 12, 2013 meeting, the Board unanimously agreed (i) to engage in an odd-lot tender offer available to shareholders owning 99 shares or fewer as of the close of business on the record date at a price of $161.00 per share, plus a $50.00 bonus payment to each eligible shareholder whose Letter of Transmittal and stock certificates or other documents received prior to the expiration date, (ii) that $161.00 per share was a fair value for the shares of common stock to be purchased by the Company in the proposed going private transaction, and (iii) that the proposed transaction was fair to all shareholders.

Effects of the Tender Offer

At the record date, there were approximately 1,543 record holders of our common stock. At that date, approximately 640 of the record holders and 55 of the beneficial owners held 99 or fewer shares of our common stock and, as a result, are eligible to participate in this Offer. We calculate that if approximately 350 or more of our eligible record holders participate in the Offer, the result will be that the Company has fewer than 1,200 shareholders of record. Participation by eligible beneficial owners will not necessarily reduce the number of our record shareholders. If upon the expiration of the Offer an insufficient number of record shareholders have tendered their shares to reduce the number of shareholders to fewer than 1,200, we may extend the Offer to allow eligible shareholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 1,200 or more record shareholders, we may make an additional offer to purchase shares of our common stock held by shareholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of shareholders, including a reverse stock split or cash out merger.

If this Offer results in the number of our shareholders of record falling below 1,200, we will be eligible to deregister our common stock with the SEC, and we currently intend to do so. Once we terminate the registration of our common stock under the Exchange Act, we will no longer file current and periodic reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. We will also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to shareholders after deregistration may be less than the amount currently supplied. It will be more difficult for shareholders to obtain information about us. We will, however, still be subject to the record keeping and reporting policies and procedures of the Federal Reserve Bank of New York, the OCC, and the New York State Department of Financial Services. We also currently intend to provide our remaining shareholders with copies of our annual audited financial statements after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC and deliver to shareholders and may not be accompanied by the Management’s Discussion and Analysis in the same format. We will also continue to be subject to the antifraud rules and regulations of the SEC. This means that, among other things, officers and directors cannot trade in the common stock on the basis of material, nonpublic information.

If we terminate our registration of the common stock with the SEC, our stock will no longer be eligible for quotation on the OTC Bulletin Board. We anticipate that our common stock may thereafter be quoted on the Pink Sheets Electronic Quotation System, and we anticipate that the Bank will continue, at the request of selling shareholders, to administer a sealed-bid public auction sale process, but we cannot guarantee whether or when this will occur. We do not expect that an active market will exist for the remaining shares of our common stock. As a result, the limited trading market for our common stock may make it more difficult for holders to dispose of their shares. However, the Company’s common stock is currently not traded at all on many eligible trading days. As a result, the amount of liquidity lost from no longer trading on the OTC Bulletin Board may not be as significant as it would be for other, larger publicly traded institutions.

Although the deregistration of our common stock will result in remaining shareholders not being afforded all of the benefits of a public company, we feel other positive results will occur. We anticipate that management will be less preoccupied with the burdensome reporting, proxy and audit requirements applicable to public companies. This will permit management to focus on long-term business prospects beneficial to shareholders and customers. Also, the Company will avoid increasing legal, audit and accounting expenses for services required by a reporting company.

Although we intend to deregister our common stock with the SEC if the number of record shareholders falls below 1,200 at the completion of this Offer, there is no guaranty that this will be the result of the Offer. In fact, there is some chance that we may not reduce the number of shareholders below the required amount. If that happens, we will likely explore other alternatives to reduce the number of shareholders and, if it remains in the best interests of the Company, to deregister with the SEC. Otherwise, we will continue to be a publicly traded company subject to the reporting requirements of the Exchange Act.

We anticipate all shares of common stock purchased under this Offer will be retired. The record and beneficial shareholders who are eligible to participate in this Offer hold approximately 23,199 shares of the Company’s common stock. This represents 1.2% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining shareholders.

Also, if all eligible shareholders participate in this Offer, the total cost to us for purchasing these shares, excluding the payment of any $50.00 bonus payments, will be $3,735,039. As a result, we do not believe the completion of this Offer will have any material effect on our financial condition or results of operations. Purchases of stock will be funded with cash. We do not anticipate borrowing any funds to purchase shares in connection with this Offer. Also, aside from ceasing to be an SEC reporting company (provided we are eligible to do so), we intend to continue to operate our business in primarily the same manner as currently conducted. Although we cannot guaranty the continued payment of a dividend, we do not intend to change our current dividend policy or practice at this time. No changes in our executive officers or Board of Directors are anticipated to result from this Offer.

If all eligible shareholders participate in the Offer, the impact on the book value per share and earnings per share of the Company’s common stock will not be material. As of March 31, 2013, the book value per share of the Company’s common stock was $77.55. As adjusted to take into effect the results of the Offer as if had it been completed as of March 31, 2013, the book value per share of our common stock would be $75.57. This represents a $1.98 or 2.6% decrease in the book value per share of our common stock as a result of the Offer. The impact resulting from this Offer on the Company’s earnings per share on a going forward basis, if any, is very small. Any such loss would be due to the loss of earning assets resulting from transaction costs and share purchases as a result of this Offer, but such loss would be offset, in large part, when calculating the per share ratio by reduction in shares of the Company’s common stock outstanding. We estimate that the Offer’s impact on basic and diluted earnings per share on a going forward basis annually to be less than $0.01. The calculation of such loss excludes any estimated benefits that may result if the Company goes private, which we estimate approximates $250,000 annually.

Tendering shareholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or dividends paid by the Company. Conversely, tendering shareholders will not face the risk of any decrease in the value of the Company’s common stock.

Effects of the Tender Offer on Affiliates as Shareholders

The Offer will impact both affiliated and non-affiliated shareholders of the Company. As used in this Offer to Purchase, the term “affiliated shareholder” means any shareholder who is a director or executive officer of the Company, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder. As none of the affiliates of the Company are eligible to participate in the Offer, the effects of the Offer on each of the affiliated shareholders will be the same. We expect that our executive officers and directors will continue to beneficially own approximately 260,325 shares as a group immediately after the Offer. Currently, this beneficial ownership represents approximately 13.7% of all issued and outstanding stock, but if this Offer is fully subscribed, this beneficial ownership will represent approximately 13.8% of all of the Company’s common stock. For more information regarding the beneficial ownership of directors and executive officers of the Company, see “Information About the Company—Beneficial Ownership of Directors and Executive Officers” below.

Other potential effects on affiliated shareholders who will all remain as shareholders after the Offer include the following:

•

Reduced reporting requirements for officers and directors. The directors and executive officers will no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of our common stock.

•

Reduced book value per share. If this Offer is fully subscribed, the book value per share of common stock as of March 31, 2013, will be reduced from $77.55 per share on a historical basis to approximately $75.57 per share on a pro forma basis.

•

Effect on earnings. If this Offer is fully subscribed, net income (including non-recurring income and expenses) for the three months ended March 31, 2013 would increase from $5,085,974 ($2.63 per share) on a historical basis to approximately $5,226,921 ($2.70 per share) on a pro forma basis.

•

Decreased liquidity. The liquidity of the shares of common stock held by shareholders may be further reduced by the Offer if it results in the termination of the registration of our common stock under the Exchange Act and the delisting of our common stock from the OTC Bulletin Board. We anticipate that trading in our common stock after the transaction may occur in the “pink sheets” or in privately negotiated sales and we also anticipate that the sealed-bid public-auctions of the Company’s common stock that have been administered by the Trust Department of the Bank at the request of selling shareholders are likely to continue in the future; however, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after deregistration and “going private”.

•

Share ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase slightly from 13.7% to 13.8%, resulting in a small increase in voting power for affiliated shareholders and less for non-affiliated shareholders.

Generally, there will be no tax impacts on affiliated shareholders or on other shareholders who are not eligible to tender their shares. See “Special Factors—Certain United States Federal Income Tax Consequences.”

Effects of the Tender Offer on Unaffiliated Shareholders

The Offer will also affect unaffiliated shareholders of Canandaigua National Corporation. The effects of the Offer on unaffiliated shareholders will vary based on whether or not the unaffiliated shareholder is eligible to participate in the Offer and chooses to tender his or her shares pursuant to this Offer.

Eligible unaffiliated shareholders who owned 99 or fewer shares as of the close of business on June 26, 2013, the record date for shareholders eligible to participate in the Offer, who properly tender their shares will:

•

receive $161.00 in cash, without interest, per share;

•

each receive $50.00 in cash, without interest, if the Letter of Transmittal and stock certificates or other documents are received prior to August 12, 2013;

•

no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth, if any; and

•

may be required to pay federal and, if applicable, state and local income taxes on the cash received in the Offer.

Potential effects on unaffiliated shareholders who remain as shareholders after the Offer include the following:

•

Decreased access to information. If the Offer results in reducing the number of shareholders by the required amount, we intend to terminate the registration of our common stock under the Exchange Act. As a result, the Company will no longer be subject to the periodic reporting requirements and proxy rules of the Exchange Act or the reporting and audit requirements adopted under Sarbanes-Oxley. Similarly, executive officers, directors and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of Section 16;

•

Decreased liquidity. The liquidity of the shares of common stock held by unaffiliated shareholders may be further reduced by the termination of the registration of the common stock under the Exchange Act and the delisting of the common stock from the OTC Bulletin Board. We anticipate that future trading in our common stock after the Offer, if successful in de-registering our common stock with the SEC, may occur in the “pink sheets” or in privately negotiated sales and we also anticipate that the sealed-bid public-auctions of the Company’s common stock that have been administered by the Trust Department of the Bank at the request of selling shareholders are likely to continue in the future; however, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after deregistration and “going private”;

•

Reduced book value per share. If this Offer is fully subscribed, the book value per share of common stock as of March 31, 2013, will be reduced from $77.55 per share on a historical basis to approximately $75.57 per share on a pro forma basis;

•

Effect on earnings. If this Offer is fully subscribed, net income (including non-recurring income and expenses) for the three months ended March 31, 2013 would increase from $5,085,974 ($2.63 per share) on a historical basis to approximately $5,226,921 ($2.70 per share) on a pro forma basis;

•

Share ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase from 13.7% to 13.8%, resulting in greater voting power for affiliated shareholders and less for non-affiliated shareholders. However, the relative stock ownership of each non-affiliated shareholder, individually, will also increase by an amount proportional to the number of shares tendered.

Certain United States Federal Income Tax Consequences

Neither the Company nor any non-tendering shareholder is expected to incur any United States federal income tax liability as a direct result of the completion of this Offer. If you tender your shares in this Offer, your receipt of cash in exchange for your shares and any bonus payment may be a taxable transaction for United States federal income tax purposes. The transaction may also qualify as a taxable transaction for state, local and foreign taxation purposes.

In general, if you are an individual (i) who is a United States citizen, (ii) who has purchased the shares in the Company as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of his or her shares held in the Company, and (iv) who is not affiliated with any other person or entity who will own shares in the Company after the Offer is completed (a “Typical Shareholder”), the Company expects that you will be treated for United States federal income tax purposes as if you had sold your shares for the cash paid by the Company. You would recognize gain or loss in the sale in an amount equal to the amount by which the cash you receive from the Company exceeds or is less than your tax basis in the shares sold to the Company. The gain or loss would constitute a capital gain or loss that would be classified as long term or short term capital gain depending upon how long you have held the shares. If you have held the shares for more than one year, the gain or loss would be long term; otherwise the gain or loss would be short term. Long term capital gain is currently subject to a significantly lower maximum tax rate than short term capital gain or ordinary income. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.

If you do not fit within the definition of Typical Shareholder, you may be subject to United States federal income tax consequences different from or in addition to those described in the preceding paragraph. Even shareholders who do fit within the definition of Typical Shareholder may be subject to particular circumstances which may make them subject to United States federal income tax consequences that are different from or in addition to those described above. In either case the differences may be material.

If you submit a properly executed Letter of Transmittal and stock certificates or other documents prior to August 12, 2013, and receive the $50.00 bonus payment, this amount will likely be taxed as ordinary income.

Please also review the discussion entitled “Terms of The Offer—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE SHAREHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

Determination of Fairness of Offer by Our Board of Directors

For reasons discussed below, the Board of Directors believes that this Offer is fair to affiliated and unaffiliated shareholders of the Company, whether or not such shareholders are eligible to participate in this odd-lot Offer. This belief is based on the Board of Directors’ knowledge of the Company’s business as well as other factors. Specifically, the Board of Directors believes that this Offer is fair to eligible shareholders for the following reasons:

•

This Offer is voluntary. Eligible shareholders are not required to tender their shares.

•

The Offer purchase price is at a premium to current trading prices. We are offering to pay $161.00 for each share of common stock tendered under this Offer, which represents a $29.00 or 22.0% premium over the last share sales price of our common stock ($132.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on June 26, 2013, the record date. This price also represents an $18.74 or 13.2% premium over the sealed-bid auction price of our common stock ($142.26) at the last shareholder auction of our common stock on June 20, 2013. In addition, the Company is offering a $50.00 bonus payment to everyone that submits a properly completed Letter of Transmittal and stock certificates or other documents prior to August 12, 2013.

•

Eligible shareholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

•

This Offer provides eligible shareholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity. However, these benefits must be weighed against the fact that tendering shareholders will no longer benefit from any future dividends, earnings and growth in the Company or our common stock.

Our Board of Directors also believes that the Offer is fair to shareholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board’s consideration of the following material factors:

•

If we are able to terminate the registration of our common stock under the Exchange Act, we believe that the cost savings will benefit those shareholders who did not participate in the Offer. Also, our management will be able to better focus its resources on operating the Company’s business. These cost savings and increase in focus should enhance our ability to increase the Company’s profitability. Even if the Company continues to have more than 1,200 shareholders after the completion of this Offer, we will eliminate certain administrative expenses related to the small shareholders who tendered their shares pursuant to this Offer.

•

If we succeed in deregistering our common stock with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements or the reporting and audit requirements adopted under Sarbanes-Oxley. However, we intend to continue to provide annual audited financial information to our shareholders. We will also be subject to the regulatory and supervisory authority of the Federal Reserve Bank of New York, the OCC, and the New York Department of Financial Services.

•

If our common stock is no longer subject to the Exchange Act reporting requirements, our stock will no longer be eligible to be quoted on the OTC Bulletin Board. This could adversely affect the liquidity, trading volume and marketability of our common stock even further than currently existing. However, we do not anticipate this change to have a significant impact on the remaining shareholders. There has not been a very active trading market for the shares of common stock in the past 12 months on the OTC Bulletin Board. Also, although we cannot guarantee how and when it will occur, we anticipate that the Company stock will trade on the Pink Sheets Electronic Quotation System.

In determining a fair and equitable price for the Offer, the Board considered a number of factors, including but not limited to historical stock prices for the Company, peer group evaluations and trading volume activity. Additionally, in determining the $161.00 per share price to be paid for the tendered shares in the Offer, the Board considered the premium it represented over the current price in an illiquid market as well as what they believed represented the value of the common stock after taking into account the Company’s financial performance to date and estimates for 2013. After careful consideration of these factors, the Board concluded that $161.00 was not only a fair price to shareholders being paid cash for tendered shares, but also to shareholders remaining after the going private transaction after taking into account the pro forma analysis which examines the effect of the Offer on the Company.

As of March 31, 2013, the book value per share of our common stock was $77.55 per share. The per share cash price of $161.00 payable in this Offer represents 207.61% of the book value per share of our common stock on March 31, 2013. However, due to the voluntary nature of the transaction, the Board did not consider the book value per share to be as relevant as the market price. Also, because this going private transaction is an Offer and does not involve a merger, the sale of the stock of the Company or the sale of all or substantially all of the assets of the Company, the going concern and liquidation values of our common stock were not considered in determining the Offer price because the Board did not deem them material to this Offer or the alternatives considered to this transaction.

The above discussion is not intended to be exhaustive. It is intended to include some of the material factors upon which the Board based its determination that the Offer is fair to all shareholders. In reaching this determination that the Offer is fair to all shareholders, our Board of Directors considered all factors as a whole. Individual directors may have given different weight to different factors. However, none of the factors that our Board of Directors considered led the Board to believe that the Offer is unfair to shareholders.

This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees, at its meeting on June 12, 2013. Given the consensus of our Board of Directors that the Offer is fair to shareholders who are eligible and not eligible to participate in the Offer based on the factors discussed above, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the Offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this Offer. The Board determined that the engagement of an unaffiliated shareholder representative on behalf of unaffiliated shareholders was not necessary, practical or advisable because of the very small size of this Offer and the premium of the purchase price offered over the market price on the record date.

The Board of Directors did not deem a vote of shareholders necessary given the voluntary nature of the transaction and because all shareholders, including those ineligible to participate in the Offer, are being notified of the Offer.

The Board believes that the Offer is procedurally fair because its voluntary nature allows eligible shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial position, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so.

Because this Offer will not result in a material impact to book value or earnings per share, the Board also did not appoint a representative for non-eligible shareholders. In addition, because the affiliated shareholders will be financially affected in a manner substantially similar to nonaffiliated shareholders not participating in this Offer, the Board determined that a representative of non-affiliated shareholders was not warranted.

NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU, INDIVIDUALLY, SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.

Determination of Fairness of Offer by Affiliates

Richard C. Fox, Daniel P. Fuller, Frank H. Hamlin, III, George W. Hamlin, IV, Stephen D. Hamlin, Richard P. Miller, Jr., Robert G. Sheridan, Caroline C. Shipley, Sue S. Stewart, Alan J. Stone, Gary L. Babbitt, Joseph L. Dugan, Lawrence A. Heilbronner, Gregory S. MacKay, Karen C. Serinis, and Steven H. Swartout, Esq. are considered “affiliates” of the Company due to their positions in executive management and/or on the Board of Directors of the Company and the number of shares of the Company’s stock each of them beneficially owns. Each of these affiliates adopts the analysis of the Board of Directors which is discussed in this Offer to Purchase and has separately determined that the Offer is fair to affiliated and unaffiliated shareholders.

Possibility of Second Transaction to Reduce the Number of Shareholders

If this Offer does not result in the Company having fewer than 1,200 shareholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this Offer would be exchanged for cash, which could include a reverse stock split, cash out merger or similar transaction. The purpose of this second step would be to reduce the number of our shareholders below 1,200 so that we would be eligible to deregister our common stock with the SEC. Such a second step transaction may be subject to shareholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, shareholders may or may not have dissenters’ rights with respect to that transaction.

TERMS OF THE OFFER

General

We are offering to purchase all shares of our common stock held by shareholders who owned 99 or fewer shares of our common stock as of the close of business on June 26, 2013, the record date. Properly tendered shares by these odd-lot shareholders will be purchased at $161.00 per share, which is a $29.00 or 22.0% premium over the last share sales price of our common stock ($132.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on June 26, 2013, the record date. This price also represents an $18.74 or 13.2% premium over the sealed-bid auction price of our common stock ($142.26) at the last shareholder auction of our common stock on June 20, 2013. In addition, we will pay $50.00 to each eligible shareholder who submits a properly executed Letter of Transmittal and stock certificates or other documents which are received prior to August 12, 2013. A proper tender will include delivery of a properly executed Letter of Transmittal to the Transfer Agent at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made promptly upon the expiration of the Offer.

You may tender your shares only if you were the owner of record of 99 or fewer shares of our common stock as of the close of business on June 26, 2013. You are also eligible to participate in this Offer if you were the beneficial owner of the 99 or fewer shares as of the close of business on June 26, 2013 held in “street name.” These shares will often be held in a brokerage account maintained by you.

All questions about eligibility of any shareholder to participate in this Offer will be determined by us in our sole discretion. If you have questions regarding your eligibility as to this Offer, you may contact our Information Agent at (585) 394-4260 or (800) 724-2621.

Participation in this Offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you are a holder of 99 or fewer shares and you elect to accept this Offer, you must tender all of your shares. This Offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.

We estimate that approximately 640 of our 1,540 shareholders of record plus approximately 55 beneficial shareholders are eligible to participate in this Offer. These eligible shareholders own approximately 23,199 issued and outstanding shares of our common stock. Assuming all of these shareholders elect to participate in the Offer, and the shares are properly tendered at the Offer price of $161.00 per share, the total cost to us for purchasing these shares, excluding the payment of any $50.00 bonus payments, will be $3,735,039. All purchases we make pursuant to this Offer will be funded with cash.

Because we are offering to purchase shares only from shareholders owning 99 or fewer shares of our common stock, this Offer constitutes an “odd-lot tender offer” and is being conducted pursuant to Rule 13e-4(h)(5) of the Exchange Act. Also, because at the completion of this Offer the number of shareholders of record might be reduced to below 1,200, this Offer also constitutes a “going-private transaction” and is being conducted in compliance with Rule 13e-3 of the Exchange Act.

Conditions of the Offer

This Offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible shareholder (holds 99 or fewer shares) must be for all of your shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.

Expiration and Extension of the Offer; Amendment

The expiration date of this Offer is August 12, 2013, unless we elect to extend the Offer to a later date or terminate it at an earlier date at the Board’s discretion. Your Offer documents must be received by the Transfer Agent no later than 5:00 p.m. Eastern Time on the expiration date, or at any date thereafter to which the Offer is extended by us.

We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn.

We also reserve the right, in our sole discretion, to terminate the Offer at any time prior to the expiration date, subject to applicable law.

In addition, subject to compliance with applicable law, we further reserve the right to amend the Offer in any respect in our sole discretion. Amendments to the Offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern Time on the next business day after the last previously scheduled or announced expiration date. “Business Day” means any day other than a Saturday, Sunday or United States federal holiday.

We intend to make any public announcement changing or extending the Offer promptly to shareholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than issuing a press release.

Procedure for Tendering Shares

Record Holders. If you are an eligible shareholder for this Offer, and you wish to tender those shares for which you are the shareholder of record, you should complete and sign the Letter of Transmittal (the blue document) according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to The Canandaigua National Bank and Trust Company, 72 South Main Street, Canandaigua, New York 14424 on or prior to 5:00 p.m. Eastern Time on August 12, 2013.

We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company (“DTC”), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the Financial Industry Regulatory Authority, Inc. or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an “Eligible Institution”). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.

If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record shareholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution (generally a national bank or broker). All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record shareholder appears on the stock certificate.

Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact the Transfer Agent at (800) 724-2621 for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether you are eligible to participate in this Offer and whether they will impose transaction costs with respect to the tender of your shares.

Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Transfer Agent before the expiration date of the Offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document (the pink document). This Notice of Guaranteed Delivery must be delivered to the Transfer Agent before the expiration date of the Offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed signed Letter of Transmittal (or an agent’s message) and any other documents required by the Letter of Transmittal must be received by the Transfer Agent within three (3) business day of the expiration of the Offer in order for your tender to be effective. If you are unable to locate your certificates, please refer to the section entitled “Lost or Destroyed Certificates” below.

Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering shareholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use the enclosed envelope and send via registered mail and request a return receipt.

The Transfer Agent will set up a separate account at DTC for purposes of this Offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the Transfer Agent’s account. Even if delivery of the shares is made through a book-entry transfer in this manner, the Transfer Agent must receive either (a) a properly completed and executed Letter of Transmittal or manually executed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an “agent’s message,” as described below, in the case of the DTC transfer. In addition, all other documents required by the Letter of Transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the Letter of Transmittal, an agent’s message and/or the other documents required by the Letter of Transmittal, the guaranteed delivery procedure described above must be followed. The term “agent’s message” means a message transmitted by DTC to the Transfer Agent which states that DTC has received an express acknowledgment from a DTC participant tendering the shares and that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

If your shares are owned beneficially (i.e., in street name”), the Company reserves the right to request confirmation from your broker, bank or other institution holding shares of the Company’s common stock in your account that you are eligible to participate in the Offer (i.e., that you owned 99 or fewer shares as of the close of business on the record date, June 26, 2013).

Lost or Destroyed Certificates

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should submit a lost stock affidavit (the green document), a form of which is included with the Letter of Transmittal. This lost stock affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You may be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated. You should contact the Transfer Agent at the address and phone number listed at the end of this Offer to Purchase and the Letter of Transmittal if you have any questions on submitting a lost stock affidavit.

Termination of Validity; Rejection of Shares

We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including eligibility to participate in the Offer and the time and receipt of your Letter of Transmittal and stock certificates or other documents), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not from eligible shareholders or are not in proper form. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular stock or any particular shareholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor the Transfer Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Representations of Tendering Shareholders

A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares as of the close of business on June 26, 2013, the record date, (ii) you are tendering all of the shares beneficially owned by you, and (iii) you hold a “net long position” in our common stock equal to a number of tendered shares. You are also deemed to have represented that you own the tendered shares free and clear of any liens or other encumbrances and that you have the authority to sell the tendered shares to us. It is a violation of the securities laws for a person, directly or indirectly, to tender shares for that person’s account unless, at the time of the tender and at the expiration date (including any extensions), the tendering person has a net long position equal to or greater than the number of shares tendered and will deliver or cause to be delivered the shares in accordance with the terms of the Offer. You will also agree to complete any additional documents that we request in order to complete the sale of your shares to us. You acknowledge that the Company’s acceptance for payment of the shares tendered under this Offer will constitute a binding agreement between you and the Company upon the terms and conditions described in this Offer to Purchase and related documents.

Return of Unpurchased Shares

If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering shareholder. In each case, shares will be returned or credited without expense to the tendering shareholder.

No Dissenters’ Rights

Whether or not you tender your shares, dissenters’ or similar statutory rights are not available in connection with this Offer.

No Shareholder Vote

This Offer is not subject to a shareholder vote.

Withdrawal Rights

You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within twenty (20) business days following the expiration of the Offer or any extension thereof.

In order to effectively withdraw your tender, you will need to provide the Transfer Agent with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, and the name of the registered shareholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account) then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

All questions about the form and validity (including the time and receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor anyone else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.

You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the withdrawn shares before the expiration date of this Offer.

Purchase and Payment

Promptly following the expiration date of this Offer, we will accept your payment and pay for, and thereby purchase, shares properly tendered and not withdrawn prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by making an electronic deposit to a tendering shareholder’s account with the Company or sending payment by mail to the tendering shareholder. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.

Brokerage Commission

If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether you are eligible to participate in this Offer and whether the transaction costs are applicable to your transaction.

Source and Amount of Funds

We have estimated that the total number of shares that may be sold by eligible shareholders pursuant to this Offer is approximately 23,199. Assuming all the eligible shareholders elect to participate in the Offer and the shares offered are purchased at the Offer price of $161.00 per share, the total cost to the Company would be $3,735,039. This amount does not include expenses related to paying the $50.00 bonus payment or other expenses associated with this Offer, which are estimated to be $32,609, as discussed below under “Fees and Expenses.” We estimate that the expense of the $50.00 bonus payment will be $34,700.

We anticipate that we will pay for all validly tendered shares, as well as of the costs and expenses of this Offer, with cash on hand and, if necessary, through dividends to the Company from the Bank.

Fees and Expenses

We will pay all fees and expenses associated with this Offer. We estimate that our total expenses associated with this Offer will be $32,609.64, consisting of the following:

Legal fees	$30,000.00
Printing and mailing costs	2,100.00
SEC filing and Edgar fees	509.64
Total Estimated Expenses	$32,609.64

Our directors, officers and employees may also solicit tenders pursuant to this Offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this Offer to their customers.

INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

While the Company's stock is not actively traded, from time to time, shareholders sell shares to interested persons in sealed-bid public auctions administered by the Bank’s Trust Department at the request of selling shareholders. Our stock is not listed with a national securities exchange. Due to the limited number of transactions, the quarterly high, low and weighted average sale prices may not be indicative of the actual market value of the Company's common stock. The following table sets forth a summary of transactions by selling shareholders and bidders in the Company's common stock during each period for transactions that were administered by the Bank’s Trust Department:

	#	Quarterly	Quarterly	Quarterly
	Shares	Average	High	Low
	Sold	Sales Price	Sales Price	Sales Price
2013
1st Quarter	4,909	$141.96	$175.00	$135.00
2012
4th Quarter	5,034	$145.51	$170.00	$125.00
3rd Quarter	2,748	$148.70	$190.00	$138.00
2nd Quarter	10,635	$152.17	$185.00	$137.51
1st Quarter	1,926	$147.48	$165.78	$141.93

2011
4th Quarter	1,492	$129.22	$150.00	$123.75
3rd Quarter	3,216	$111.34	$118.13	$107.50
2nd Quarter	3,036	$103.87	$110.00	$102.50
1st Quarter	2,948	$99.89	$107.21	$98.69

Although the Company’s common stock is not listed with a national securities exchange, it trades sporadically on the OTC Bulletin Board System under the symbol CNND or CNND.OB. The following table sets forth a summary of information about these trades during the last two fiscal years and the first quarter of the current fiscal year. Due to the limited number of transactions, the quarterly high, low and weighted average bid/ask prices may not be indicative of the actual market value of the Company’s stock.

The OTC Bulletin Board® (OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ® or a national securities exchange. The OTCBB is a quotation medium for subscribing members, not an issuer listing service, and should not be confused with The NASDAQ Stock MarketSM. The OTCBB market quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

		Quarterly	Quarterly	Quarterly
	#	Average	High	Low
	Shares	Bid/Ask Price	Bid/Ask Price	Bid/Ask Price
2013
1st Quarter	1,526	$128.56	$136.00	$122.25
2012
4th Quarter	1,963	$123.24	$130.00	$115.00
3rd Quarter	3,055	$130.97	$200.01	$120.00
2nd Quarter	1,897	$112.01	$135.00	$105.00
1st Quarter	5,603	$93.56	$105.00	$87.50
2011
4th Quarter	7,375	$97.00	$160.00	$79.64
3rd Quarter	2,456	$97.70	$105.00	$87.50
2nd Quarter	636	$90.12	$93.75	$86.50
1st Quarter	2,536	$85.26	$88.50	$83.75

On June 26, 2013, the record date for this Offer, the last share price for our common stock sold on the OTC Bulletin Board prior to the record date was $132.00 and the last share price for our common stock at the sealed-bid shareholder auction on June 20, 2013 was $142.26. The Company has a total of 1,903,175 shares issued and outstanding at the time of this Offer.

The Company paid total dividends of $4.74 per outstanding common share or $9.0 million in 2012 and $2.87 per outstanding common share or $5.4 million in 2011.  In December 2012, with uncertainty caused by the so-

called “fiscal cliff”, we accelerated a $1.63 per share dividend that would have been paid in February 2013.  No dividends on common stock, therefore, have been paid by the Company in 2013, year to date.

Prior Stock Purchases

The following tables set forth, for the monthly periods indicated in 2013 (through the record date June 26, 2013), 2012, and 2011, the total number of shares purchased and the price paid per share by the Bank for the Arthur S. Hamlin Award, the Canandaigua National Corporation Employee Stock Ownership Plan (ESOP) and the Company for treasury.  Shares repurchased by the Bank or Company are not part of a publicly announced plan or program.  The Bank, ESOP, and Company purchase prices per share were determined based on the most recent price established at the sealed-bid auction immediately preceding the purchase. Purchases occur on an ad-hoc basis when shares become available in the marketplace and the Company is interested in purchasing these shares for the corporate purposes discussed above.

Purchases for 2013 (year to date to June 26, 2013)

	Total	Average
	Shares	Price Per
Date	Purchased (#)	Share ($)	Purpose
June	9,522	$146.06	Treasury
Total	9,522

Purchases for the Year Ended December 31, 2012

	Total	Average
	Shares	Price Per
Date	Purchased (#)	Share ($)	Purpose
April	100	$152.56	Treasury
June	1,336	$154.86	Treasury
July	222	$149.24	Treasury
November	623	$149.75	Treasury
December	7,434	$147.07	Treasury
Total	9,715

Purchases for the Year Ended December 31, 2011

	Total	Average
	Shares	Price Per
Date	Purchased (#)	Share ($)	Purpose
January	200	$95.85	Treasury
June	848	$103.87	Treasury
December	864	$129.22	Treasury
Total	1,912

Recent Transactions in the Company’s Common Stock

The following table sets forth a description of the transactions in the Company’s common stock during the past 60 days that were engaged in by certain of the Company’s executive officers and directors. None of Stephen D. Hamlin, Richard P. Miller, Jr., Alan J. Stone, Gary L. Babbitt, Joseph L. Dugan, Lawrence A. Heilbronner, Gregory S. MacKay, Karen C. Serinis, Steven H. Swartout, Esq., the Bank, the Canandaigua National Corporation Employee Stock Ownership Plan (ESOP), any other affiliate or subsidiary of the Company, or any of the Company’s pension, profit sharing or similar plan, has engaged in any transaction in the Company’s common stock during the past 60 days.

Name	Date	Shares (#)	Price Per Share	Transaction Description
Richard C. Fox	5/14/2013	105	$142.25	Board Retainer – Company
	6/14/2013	6	$146.06	Board Retainer – Genesee Valley Trust Company
Daniel P. Fuller	5/14/2013	105	$142.25	Board Retainer – Company
Frank H. Hamlin, III	5/14/2013	14	$142.25	Board Retainer – Canandaigua National Trust Company of Florida
George W. Hamlin, IV	6/14/2013	6	$146.06	Board Retainer – Genesee Valley Trust Company
	6/4/2013	(88)	$146.06	Gift to relative
Robert G. Sheridan	6/19/2013	(7,486)	$146.06	Sold to Treasury
Caroline C. Shipley	5/14/2013	35	$142.25	Board Retainer – Company
Sue S. Stewart	5/14/2013	105	$142.25	Board Retainer – Company

Management Information

Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Each director’s and officer’s business address is 72 South Main Street, Canandaigua, New York 14424.

Board of Directors

Name	Year First Elected or Appointed to:		Principal Occupation
	Company	Bank
Richard C. Fox	2008	2008

•

President, Wendy’s Restaurants of Rochester, Inc., 1976—present

•

Chairman of the Board, Genesee Valley Trust Company,* 2011—present

•

Director, Genesee Valley Trust Company,* 1998—2011

•

Trustee, Genesee Country Village & Museum

Daniel P. Fuller	1996	1996

•

Vice Chair of the Board, Canandaigua National Corporation, January 1, 2011—present

•

Chairman of the Board, Canandaigua National Corporation, 2008—2010

•

President and General Manager, Bristol Mountain Resort, December 1984—present

•

General Manager, Roseland Waterpark, 2003—present

Frank H. Hamlin, III	2004	2004

•

President and CEO, Canandaigua National Corporation,  March 29, 2013—present

•

President, The Canandaigua National Bank and Trust Company,  January 1, 2011—present

•

President, Canandaigua National Corporation,  January 1, 2011—March 29, 2013
Director, Canandaigua National Trust Company of Florida,* 2011—present

•

Director and President, CNB Operating Subsidiary No. 1 Inc. d/b/a CNB Insurance Agency,* 2011—present

•

Director, Genesee Valley Trust Company,*  2011—present

•

Managing Director, Home Town Funding, Inc. d/b/a CNB Mortgage Company,** 2011—present

•

CEO, WBI OBS Financial, LLC,#  2011—present

•

Of Counsel, Croucher, Jones & Johns,  July 2007—December 2010

•

Attorney,  June 2001—2007

George W. Hamlin, IV	1984	1979

•

Chairman of the Board, Canandaigua National Corporation, March 29, 2013—present

•

Chairman of the Board and CEO, Canandaigua National Corporation, January 2011—March 29, 2013

•

Chairman, CEO and Trust Officer, The Canandaigua National Bank and Trust Company, 1979—present

•

President, The Canandaigua National Bank and Trust Company, 1979—2010

•

Chairman, CEO, and Trust Officer, Canandaigua National Trust Company of Florida,* 2009—present

•

Director and CEO, CNB Operating Subsidiary No. 1 Inc. d/b/a CNB Insurance Agency,* 1995– present

•

Director, Genesee Valley Trust Company, * 2008—present

•

Chairman, CEO, Home Town Funding, Inc. d/b/a CNB Mortgage Company,** 1998—present

•

Director of the Federal Reserve Bank of New York, 1997—2002

•

Chair Emeritus, Thompson Health System

•

Chair, Eastman School of Music

•

Director, University of Rochester Medical Center, Chair-Elect

•

Fellow, Center for Governmental Research, 2002—2010

•

Chair, Investment Committee—Monroe Fund

•

Director, New York Wine and Culinary Center

•

Director, CMAC (Constellation Brands—Marvin Sands Performing Arts Center)

Stephen D. Hamlin	1984	1973	• Retired Cultural Leader • Chief Executive Officer, Sonnenberg Gardens, February 1996—2000 • Vice President, Schlegel Corp., 1963—1984
Richard P. Miller, Jr.	1998	1998

•

Mayor, City of Oneonta, NY

•

President, Hartwick College, 2003—2008

•

Vice Chancellor & Chief Operating Officer, State University of New York, 2000—2003

•

Senior Vice President & Chief Operating Officer, University of Rochester, 1996—2000

Robert G. Sheridan	1992	1992

•

Retired

•

The Canandaigua National Bank and Trust Company, 1971—2011

o

Cashier, 1989—December 31, 2011

o

Executive Vice President, CRA Officer, 2007—August 31, 2011

o

Senior Vice President, 1989—2006

•

Secretary, Canandaigua National Corporation, 1992—August 31, 2011

•

President, CNB Mortgage Company,** 2002—August 31, 2011

•

Director, Genesee Valley Trust Company,* 2008—December 31, 2011

•

Director, Home Town Funding, Inc. d/b/a CNB Mortgage Company,** 1998—present

•

Former Chair, United Way of Ontario County

Caroline C. Shipley	1984	1984

•

Retired

•

Treasurer, First Congregational Church

•

Treasurer, Ontario Children’s Foundation

•

Canandaigua City School District Board of Education, 1979—2009, President 1983—1991, 2007- 2009

•

Financial Manager, Dell Broadcasting WCGR/WLKA, 1985—1991

•

Treasurer and Financial Manager, Sonnenberg Gardens, 1973—1984

Sue S. Stewart	2000	2000

•

Retired

•

Sr. Vice President and General Counsel, University of Rochester, 2003—2012

•

Partner, Nixon Peabody, LLP 1978—2001, Managing Partner Rochester Office, 1998—2000

•

Former Director, United Way of Greater Rochester

•

Co-Chair of Board of Trustees, National Center for Education and the Economy

Alan J. Stone	1986	1986

•

Managing Member, Stone Family Properties LLC, 1986—present

•

Member, City Mini Storage LLC, 1999—present

•

Chairman of the Board, Canandaigua National Corporation, 1994—2004

•

Director, Stone Construction Equipment, Inc., 1969—2009

•

Co-founder, CEO, Stone Construction Equipment, Inc., 1969—1986

*Wholly owned subsidiary of Canandaigua National Corporation

**Wholly owned subsidiary of The Canandaigua National Bank and Trust Company

# Majority-owned subsidiary of Canandaigua National Corporation

Non-Director Executive Officers

Name	Principal Occupation
Gary L. Babbitt

•

Executive Vice President—Chief Lending Officer, The Canandaigua National Bank and Trust Company, 2008—present

•

Senior Vice President—Commercial Services, The Canandaigua National Bank and Trust Company, 2006—2007.

•

Various positions, The Canandaigua National Bank and Trust Company, 1996—2005

Joseph L. Dugan

•

Executive Vice President—Customer Value Management, The Canandaigua National Bank and Trust Company, 2008—present

•

Senior Vice President—Customer Value Management, The Canandaigua National Bank and Trust Company, 2001—2007

•

President and CEO, Genesee Valley Trust Company,* January 2011—present

•

Director, Genesee Valley Trust Company,* 2008—present

•

President, Canandaigua National Trust Company of Florida,* January 2011—present

•

President, WBI OBS Financial LLC,# January 2011—present

Lawrence A. Heilbronner

•

Executive Vice President—Finance and Operations, Chief Financial Officer, and Principal Accounting Officer, Canandaigua National Corporation, 2007—present

•

Chief Financial Officer, Canandaigua National Trust Company of Florida 200,9—present

•

Treasurer, WBI OBS Financial LLC,# 2011—present

•

Senior Vice President—Chief Financial Officer and Principal Accounting Officer, Canandaigua National Corporation, 2004—2007

•

Vice President—Finance, Canandaigua National Corporation, 1998—2004

•

KPMG LLP, 1987—1998

Gregory S. MacKay	• Treasurer and Senior Vice President, Canandaigua National Corporation, 1988—present • Senior Vice President – Treasury Services and Chief Economist 1988 - present
Karen C. Serinis

•

Executive Vice President—Retail and Consumer Lending, The Canandaigua National Bank and Trust Company, 2011—present

•

Managing Director of Hometown Funding, d/b/a CNB Mortgage Company,** 2011—present

•

Director and Member of the Executive Committee of the Women’s Foundation of Genesee Valley, 2010—present

•

Senior Vice President—Retail Network: Branches, Call Center, Business Development Representatives, Personal Bankers, The Canandaigua National Bank and Trust Company, 2006—2010

•

Vice President and Manager of the Pittsford Area branch offices, The Canandaigua National Bank and Trust Company , 1997—2006

Steven H. Swartout, Esq.

•

Executive Vice President, Secretary and General Counsel, Canandaigua National Corporation, 2011—present

•

Executive Vice President, Chief Administrative Officer and General Counsel, The Canandaigua National Bank and Trust Company, 2007—2011

•

Executive Vice President and Trust Officer, Canandaigua National Trust Company of Florida,* 2009—present

•

Director, Genesee Valley Trust Company,* 2008—present

•

Secretary, WBI OBS Financial LLC,# January 2011—present

•

Senior Vice President—Corporate Risk and General Counsel, The Canandaigua National Bank and Trust Company, 2004—2007

•

Vice President and General Counsel, The Canandaigua National Bank and Trust Company, 2000—2004

•

Partner, Lawrence, Werner, Kesselring, Swartout and Brown, LLP, 1994—2000

•

Associate General Counsel, The Canandaigua National Bank and Trust Company, 1984—1993

*Wholly owned subsidiary of Canandaigua National Corporation

**Wholly owned subsidiary of The Canandaigua National Bank and Trust Company

# Majority-owned subsidiary of Canandaigua National Corporation

Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Beneficial Ownership of Directors and Executive Officers

The following table sets forth, as of June 12, 2013, the amount and percentage of the common stock of the Company beneficially owned by each director and executive officer.  Percentages with respect to each person or group of persons have been calculated on the basis of 1,895,413 shares of common stock, the total number of shares of the Company’s common stock outstanding as of June 26, 2013.

NAME OF OWNER	SHARES OF COMMON STOCK OWNED(1)	ESOP SHARE OWNERSHIP	STOCK OPTIONS	TOTAL(1)	TOTAL PERCENT OF CLASS
Richard C. Fox, Director	22,240	-	-	22,204	1.17%
Daniel P. Fuller Director and Vice-Chairman of the Board	3.337	-	-	3,337	0.18%
Frank H. Hamlin, III Director, President and Chief Executive Officer	4,730	9	-	4,739	0.25%
George W. Hamlin, IV Director and Chairman	74,000	1,431	41,840	117,271	6.19%
Stephen D. Hamlin, Director	25,798	-	-	25,798	1.36%
Richard P. Miller, Jr., Director	120	-	-	120	0.01%
Robert G. Sheridan, Director	7,197	-	-	7,197	0.38%
Caroline C. Shipley, Director	2,327	-	-	2,327	0.12%
Sue S. Stewart, Director	1,172	-	-	1,172	0.06%
Alan J. Stone, Director	60,062	-	-	60,062	3.17%
Gary L. Babbitt, Executive Vice President(2)	-	331	-	331	0.02%
Joseph L. Dugan, Executive Vice President(3)	0	224	-	224	0.01%
Lawrence A. Heilbronner Executive Vice President, Chief Financial Officer and Cashier	2,977	294	808	4,079	0.21%
Gregory S. MacKay Treasurer and Senior Vice President	2,024	787	4,308	7,119	0.37%
Karen C. Serinis Executive Vice President(2)	184	177	-	361	0.02%
Steven H. Swartout, Esq. Executive Vice President, Chief Administrative Officer and General Counsel	3,719	229	-	3,948	0.21%
The Canandaigua National Bank and Trust Company held in various fiduciary capacities	180,826	-	-	180,826	9.54%
All Directors and executive officers as a group (16 individuals) and fiduciary capacities	390,713	3,482	46,956	441,151	23.27%

(1) Includes shares held directly, as well as shares held jointly with family members, and in retirement accounts, in a fiduciary capacity, by certain of the individual's family members, or held by trusts of which the individual is a trustee or substantial beneficiary, with respect to which shares the individual may be deemed to have sole or shared voting or investment powers, and shares which may be acquired under option agreements or pursuant to the automatic termination of a trust, discretionary account or similar arrangement as provided in Exchange Act Rule 13d-3.  Assumes that all currently exercisable options or options exercisable within 60 days issued to the person have been exercised.

(2) Officer of Subsidiary Bank only.

(3) Officer of Subsidiary Bank since 2001, President and CEO of Genesee Valley Trust Company since January 2011, President of Canandaigua National Trust Company of Florida since 2011, and President of WBI OBS Financial, LLC since 2011.

As of June 26, 2013, the Trust Department of the Bank held in various fiduciary capacities 735,509 shares or 38.8%, of the outstanding shares.  The Trust Department of the Bank has the power to vote 180,826 of these shares.  These shares are included within the total set forth in the table above.

Certain Transactions with Related Persons

George W. Hamlin, IV is the beneficial owner of a 75 percent interest in Canandaigua Aircraft, LLC which is unaffiliated with Canandaigua National Corporation.  From time to time, the Bank reimburses Canandaigua Aircraft, LLC for the operating costs of the aircraft for business use, consistent with Part 91 of FAA rules, by Mr. Hamlin, executive officers, and other employees for business travel.  The Bank has reimbursed Canandaigua Aircraft, LLC $29,114.44 for 2011, $24,996.08 for 2012, and $0.00 in 2013 (year to date) for charter services and the operating costs of the aircraft.  Use of the aircraft and payments were approved by our Board of Directors and, based upon a competitive analysis of comparable leased aircraft, our Board of Directors determined that the amounts billed for our use of the aircraft were at or below market rates for the charter of similar aircraft.

Through an entity controlled by Richard C. Fox, Mr. Fox is the owner and lessor of the Bank’s Brighton, NY, banking office.  The lease is triple-net and commenced in 2002 for 20 years plus two five-year renewal options.  Rent escalates each five-year period commencing in 2007 based upon a combination of predetermined amounts and the consumer price index (CPI).  Total payments made by the Bank to Mr. Fox’s entity for the years ended December 31, 2011 and December 31, 2012, were $225,534.22 and $226,430.69, respectively.  Total payments made by the Bank to Mr. Fox’s entity in 2013 (year to date) are $146,345.99. In the opinion of management of the Company, the terms of the forgoing transaction were no less favorable to the Company than those it could have obtained from an unrelated party providing comparable premises.

Directors and executive officers of the Company and their associates are, as they have been in the past, customers of, and have had financial transactions with, the Bank, and additional transactions may be expected to occur in the future between such persons and the Bank or other subsidiaries of the Company.  Any loans from the Bank to such persons and their associates, outstanding at any time since the beginning of 2012, were made, in accordance with Federal Reserve Board Regulation O, and Section 13(k) of the Exchange Act, in the ordinary course of business of the Bank and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers of the Bank, and did not involve more than normal risk of collection or present other unfavorable features.

Summary Consolidated Financial Information

The following tables set forth certain selected historical consolidated financial information for the Company and its subsidiaries for the 12 months ended December 31, 2012 and 2011 and the three months ended March 31, 2013. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the 12 months ended December 31, 2012 and 2011, which are incorporated herein by reference to our annual report on Form 10-K for the year ended December 31, 2012, and our unaudited consolidated financial information as of, and for the three months ended, March 31, 2013, which is incorporated herein by reference from our quarterly report on Form 10-Q for the three months ended March 31, 2013. Balance sheet information is as of the year end, while income statement and average balance information is for the full-year or full-quarter period, as applicable. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.

Summary Financial Information

(dollars in thousands, except per share data)

       December 31

	March 31, 2013	2012	2011
Income Statement Information:
Net interest income	$16,250	65,603	61,473
Provision for loan losses	700	4,300	3,775
Non-interest income	8,325	35,123	28,808
Operating expenses	16,544	69,375	64,403
Income taxes	2,461	8,434	6,178
Net income attributable to CNC	5,086	18,837	16,312

Balance Sheet Data:
Total investments(1)	$290,205	281,357	284,139
Total loans, net	1,435,270	1,441,455	1,276,426
Total assets	1,914,445	1,887,028	1,760,764
Total deposits	1,690,441	1,662,863	1,546,610
Total borrowings(2)	55,697	55,843	58,383
Total equity	149,609	144,363	135,238
Average assets	1,888,599	1,822,867	1,695,327
Average equity	146,203	138,171	128,393

Asset Under Administration:(3)
Book value (cost basis)	$1,920,086	1,879,397	1,726,172
Market value	2,231,909	2,115,346	1,858,130

Per Share Data:
Net income, basic	$2.67	9.98	8.64
Net income, diluted	$2.63	9.76	8.48
Cash dividends(4)	$0.00	4.74	2.87
Book Value	$77.55	74.64	70.41
Closing stock price(5)	$142.25	141.03	129.22
Weighted average shares – diluted	1,937,462	1,929,360	1,923,777

Other ratios:
Return on average assets	1.08%	1.03%	0.96%
Return on average equity	13.91%	13.63%	12.70%
Return on beginning equity	14.09%	13.93%	13.18%
Dividend payout(4)	0.00%	48.57%	33.84%
Average equity to average assets	7.74%	7.58%	7.57%
Net interest margin	3.82%	4.02%	4.05%
Efficiency(6)	66.06%	67.38%	70.02%
(1) Includes the Company's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock.
(2) Includes junior subordinated debentures.

(3)   These assets are held in a fiduciary or agency capacity for clients and are not included in our balance sheet. The figures include our subsidiary Genesee Valley Trust’s assets under administration.

(4) Information for the year ended December 31, 2012, includes $1.63 per share accelerated to December 2012 from February 2013.

(5)   For the respective year, price is based upon last sealed-bid auction administered by the Bank’s Trust Department. Due to the limited number of transactions, the prices may not be indicative of the actual market value of the Company's stock or disclosed prices on OTC.BB.

(6) Operating expenses, exclusive of intangible amortization, divided by total revenues.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We incorporate by reference the documents listed below, as amended, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the completion of the tender offer:

•

Annual Report on Form 10-K for the year ended December 31, 2012, and filed with the SEC on February 21, 2013, as amended by the Forms 10-K/A filed by the Company with the SEC on April 1, 2013 and April 2, 2013;

•

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and filed with the SEC on May 8, 2013;

•

Our definitive Proxy Statement dated March 7, 2013, and filed with the SEC on March 4, 2013, in connection with our Annual Meeting of Stockholders held on April 24, 2013; and

•

Current Reports on Form 8-K filed on April 3, 2013, and April 29, 2013.

No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or calling us at the following address:

Canandaigua National Corporation

72 South Main Street

Canandaigua, New York 14424

Attn: Richard H. Hawks, Jr.

Phone (Toll Free) (800) 724-2621

Phone: (585) 394-4260

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13e-3 with the SEC relating to this Offer. You may read and copy this or any other report or information that we file with the SEC at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC’s customary fees by writing to the SEC’s public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the commercial document retrieval services at the SEC’s website: www.sec.gov.

Questions concerning this Offer or the tender procedures and requests for assistance may be directed to the Information Agent at the telephone number listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this Offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder’s broker, dealer, bank, trust company or other nominee to the Transfer Agent at the address listed below.

The Transfer Agent for this Offer is:

The Information Agent for this Offer is:

The Canandaigua National Bank and Trust Company

Canandaigua National Corporation

72 South Main Street

72 South Main Street

Canandaigua, New York 14424

Canandaigua, New York 14424

Phone (Toll Free) (800) 724-2621

Attn:

Richard H. Hawks, Jr.

Phone: (585) 394-4260

Phone (Toll Free): (800) 724-2621

Phone: (585) 394-4260